SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 22, 2009 regarding “Ericsson’s Annual General Meeting 2009.”

PRESS RELEASE	April 22, 2009

Ericsson’s Annual General Meeting 2009

At Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) today, the proposals by the Board of Directors and the Nomination Committee were approved.

Dividend

The proposed dividend of SEK 1.85 was adopted. The record day was set to Monday, April 27, 2009. Payment from Euroclear Sweden AB is expected to take place on Thursday, April 30, 2009.

Adoption of the Profit and Loss Statement and the Balance Sheet

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2008. The members of the Board of Directors and the President were discharged from liability for the fiscal year 2008.

Board of Directors

In accordance with the proposal by the Nomination Committee, Michael Treschow was re-elected Chairman of the Board of Directors and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg, and Marcus Wallenberg were re-elected to the Board.

Board of Directors’ Fees

The AGM approved the Nomination Committee’s proposal for yearly fees to the non-employed members of the Board to be SEK 3,750,000 to the Chairman and SEK 750,000 to each of the other Board members.

Committee work fees to the non-employed members were approved as follows: SEK 350,000 to the Chairman of the Audit Committee, SEK 250,000 to each of the other members of the Audit Committee and SEK 125,000 to the Chairmen and to each of the other members of the Finance and Remuneration Committee, respectively.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the Directors, in respect of the Board assignment, in the form of synthetic shares.

Nomination Committee

The AGM also approved the proposals for the procedure on appointing the members of the Nomination Committee and the assignment to the Committee.

Principles for Remuneration

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the principles for remuneration and other employment terms for the top executives.

Long-Term Variable Compensation Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows.

LTV 2009, directed issue of shares, acquisition offer and transfer of shares

-        Implementation of LTV 2009, which is in all material respect similar to the previous programs. The program comprises in total 27 million B shares and includes the Stock Purchase Plan for all employees, the Key Contributor Retention Plan for key contributors and the Executive Performance Stock Plan. All planes are based on the employees own investment in Ericsson shares. If the shares are retained for a period of three years and the employment remains, the participants obtain matching shares from the company. Costs for compensation, social security and administration are estimated to SEK 1,017 -1,919 m.

-        A directed issue of 27 million C shares to AB Industrivärden and Investor AB at a subscriptions price corresponding to the ratio value of the share, i.e. SEK 5.

-        Authorization for the Board of Directors to, prior to the AGM 2010, decide on an acquisition offer of the 27 million C shares at a price per share of no less than SEK 5 and no more than SEK 5.10. Following the acquisition, the C shares will, in accordance with the articles of association, be converted to B shares, which thereafter can be transferred to employees and on an exchange.

-        Transfer of 22.4 million B shares during the period November 2009 - November 2013, free of consideration, to employees covered by the terms of the LTV 2009.

-        Transfer of 4.6 million B shares prior to the AGM 2010 on NASDAQ OMX Stockholm at a price within the, at each time, prevailing price interval for the share, to cover payments for social security charges.

The Company has approximately 3.2 billion shares in issue. As per today, the Company holds approximately 59 million shares in treasury. The 27 million B shares allocated for LTV 2009 correspond to approximately 0.85 percent of the total number of outstanding shares.

Transfer of treasury stock for previously decided LTV programs

Transfer of approximately 11 million shares prior to the AGM 2010 on NASDAQ OMX Stockholm to cover certain payments, mainly social security charges that may occur in relation to the Global Stock Incentive Program 2001, the Long-Term Incentive Plans 2005 and 2006 and the Long-Term Variable Compensation Programs 2007 and 2008.

Conditional amendment to the Articles of Association

In accordance with the proposal of the Board of Directors the AGM resolved on an amendment of the Articles of Association in respect of notice to General Meetings. The amendment is made to adjust to new rules in the Companies Act that are expected to come into effect prior to the AGM 2010.

Proposal on voting rights

The AGM resolved not to approve Einar Hellbom’s proposal to assign to the Board of Directors to explore and present to the next AGM how the A shares might be cancelled and how such cancellation might be executed.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media
Ericsson Corporate Public & Media Relations
Phone: +46 10 719 69 92
E-mail: press.relations@ericsson.com

Investors
Ericsson Investor Relations
Phone: +46 10 719 00 00
E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 22, 2009